Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Earnings from continuing operations	$742	$215	$941	$300
Discontinued operations	281	(685)	236	(504)

Net earnings (loss)	1,023	(470)	1,177	(204)
Effect of dilutive securities	7	7	20	—

Net earnings (loss) - assuming dilution	$1,030	$(463)	$1,197	$(204)

Average common shares outstanding	486.0	486.4	486.0	485.5
Effect of dilutive securities
Performance share plan	1.0	—	1.1	—
Stock options	0.1	2.6	0.4	2.7
Zero coupon convertible debentures	20.0	20.0	20.0	—

Average common shares outstanding - assuming dilution	507.1	509.0	507.5	488.2

Earnings per common share from continuing operations	$1.53	$0.44	$1.94	$0.62
Discontinued operations	0.58	(1.41)	0.48	(1.04)

Net earnings (loss) per common share	$2.11	$(0.97)	$2.42	$(0.42)

Earnings per common share from continuing operations - assuming dilution	$1.48	$0.44	$1.90	$0.61
Discontinued operations	0.55	(1.35)	0.46	(1.03)

Net earnings (loss) per common share - assuming dilution	$2.03	$(0.91)	$2.36	$(0.42)

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented.